Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: November 1, 2018

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President and Controller

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended September 30, 2018 and 2017
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2017 and the unaudited consolidated interim financial report for the nine months ended September 30, 2018.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE INC. CONSOLIDATED
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine	Three	Three	Nine	Nine
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	—	—	—	—	5,877	5,697	17,254	16,722	—	—	—	—	—	—	(1)	(1)	5,877	5,697	17,253	16,721
Net earnings from continuing operations attributable to owners	850	834	2,286	2,304	888	864	2,351	2,331	33	38	103	75	(921)	(902)	(2,454)	(2,406)	850	834	2,286	2,304
Net earnings attributable to owners	850	834	2,286	2,304	888	864	2,351	2,331	33	38	103	75	(921)	(902)	(2,454)	(2,406)	850	834	2,286	2,304

As at September 30, 2018 and December 31, 2017, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Total Current Assets	650	626	7,492	6,280	253	154	(2,393)	(1,405)	6,002	5,655
Total Non-current Assets	22,679	21,359	44,995	43,429	63	80	(16,085)	(14,721)	51,652	50,147
Total Current Liabilities	2,413	1,567	10,379	10,529	47	41	(2,393)	(1,405)	10,446	10,732
Total Non-current Liabilities	97	116	25,337	23,692	81	103	550	534	26,065	24,445

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises. As required by IFRS, effective January 1, 2018, BCE adopted IFRS 15 – Revenue from Contracts with Customers, retrospectively to each period in 2017 previously reported.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.